* KW 3/8

13013835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR - 1 2013
Washington DC 402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RS PLATOU MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 PARK AV S-710
(No. and Street)

NEW YORK (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK SHEA/CFO 212-317-7080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE (Address) NEW YORK (City) N.Y. (State) 10036-6530 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/19/13

STATEMENT OF FINANCIAL CONDITION

RS Platou Markets, Inc.
December 31, 2012
With Report of Independent Registered Public
Accounting Firm

(SEC I.D. No. 8-45221)

Ernst & Young LLP

ERNST & YOUNG

OATH OR AFFIRMATION

I, PATRICK SHEA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RS PLATOU MARKETS, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

2/19/2013

Notary Public

SHIRLEY M HARDIE
Notary Public - State of New York
NO. 01HA6182588
Qualified in New York County
My Commission Expires 2/25/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RS Platou Markets, Inc.

Statement of Financial Condition

December 31, 2012

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm....................1

Statement of Financial Condition

Statement of Financial Condition....................3
Notes to Statement of Financial Condition....................4

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072
Tel: 617 266 2000
Fax: 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
RS Platou Markets, Inc.

We have audited the accompanying statement of financial condition of RS Platou Markets, Inc. (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ernst & Young

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RS Platou Markets, Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2013

RS Platou Markets, Inc.

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 1,220,535
Deposit with clearing broker	100,000
Receivables from clearing broker	136,731
Fixed assets, net of accumulated depreciation and amortization of $38,222	154,498
Other assets	67,194
Total assets	$ 1,678,958
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 242,135
Payables to clearing broker	27,750
Total liabilities	269,885
Stockholder's equity	
Common stock; $0.001 par value, 10,000 shares authorized, 3,750 shares issued and outstanding	4
Preferred stock; $0.001 par value, 1,000 shares authorized	–
Additional paid-in capital	3,766,857
Retained deficit	(2,357,788)
Total stockholder's equity	1,409,073
Total liabilities and stockholder's equity	$ 1,678,958

The accompanying notes are an integral part of this statement of financial condition.

RS Platou Markets, Inc.

Notes to Statement of Financial Condition

December 31, 2012

1. Organization and Nature of Business

RS Platou Markets, Inc. (the "Company") (formerly R&R Planning Group, Ltd.) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") effective November 4, 1992 and was approved as a member of the Financial Industry Regulatory Authority ("FINRA") effective December 22, 1992.

On May 18, 2011, RS Platou Markets AS, a Norwegian company, entered into an agreement to purchase the outstanding stock of R&R Planning Group, Ltd. (the "Transaction"). The Transaction closed on August 15, 2011 and the Company's name was subsequently changed to RS Platou Markets, Inc.

On July 11, 2012, the Company filed an application with FINRA to engage in corporate finance and best-efforts underwriting activities. At December 31, 2012, the application was still pending.

On June 14, 2012, RS Platou Markets AS received 1000 shares of common stock of the Company with a par value of $0.001 in exchange for a capital contribution of $1,000,000. On December 6, 2012, RS Platou Markets AS received 1000 shares of common stock of the Company with a par value of $0.001 in exchange for a capital contribution of $1,000,000.

The Company clears all U.S. customer transactions on a fully disclosed basis through Pershing LLC ("Pershing"), an independent clearing firm. The Company is also a party to a chaperoning arrangement with its parent, RS Platou Markets AS, pursuant to which the Company chaperones certain activities of RS Platou Markets AS in the U.S. The Company does not hold customer funds or safekeep customer securities.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2012, the Company's cash exceeded the limit by $746,136. At December 31, 2012, the Company did not have any cash equivalents.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Receivables from Clearing Broker

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker.

Other Assets

Other assets consist primarily of prepaid expenses, foreign denominated currency, deposits and accounts receivable.

Payables to Clearing Broker

Payables to clearing broker on the statement of financial condition consist of clearing fees and other related charges.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximate their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes,* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

3. Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

3. Financial Instruments (continued)

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2012, the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

4. Deposit with Clearing Broker

The Company maintains cash deposited with Pershing pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on October 28, 2011, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2012, the Company had $100,000 deposited with Pershing. The deposit does not represent an ownership interest in Pershing.

5. Fixed Assets

At December 31, 2012, fixed assets consist of the following:

		Estimated Useful Life in Years
Furniture	$ 21,219	7
Equipment	27,686	5
Leasehold improvements	143,815	5
Total cost	192,720	
Less accumulated depreciation and amortization	38,222	
Total cost, net of accumulated depreciation and amortization	$ 154,498	

6. Commitments and Contingencies

Sublease

The Company subleases office space under a sublease agreement with RS Platou Markets AS, dated November 24, 2011, which will expire on November 24, 2016.

At December 31, 2012, the future minimum lease payments are as follows:

2013	$ 263,496
2014	263,496
2015	263,496
2016	237,146
Total	$ 1,027,634

6. Commitments and Contingencies (continued)

Lake Success, New York Lease Agreement

Upon the closing of the Transaction, RS Platou Markets AS was required to place cash into an escrow account for the ongoing obligations of R&R Planning Group, Ltd. under a lease agreement by and between R&R Planning Group, Ltd. and a third party lessee. In the event of default of the third party lessee to make its share of the lease payments, the lease agreement stipulates that R&R Planning Group, Ltd. is jointly and severally liable to make the future lease payments through the duration of the lease, which ends on March 31, 2013. At December 31, 2012, the aggregate future lease payments are approximately $8,592.

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2012, no amounts were recorded under such agreement as no loss exists.

7. Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2012, the Company had net capital of $1,190,992, which exceeded the regulatory requirement by $940,992.

Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

7. Regulatory Requirements (continued)

Proprietary balances held at Pershing, or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and Pershing, which require, among other things, that Pershing perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption with respect to its activities in U.S. securities which are cleared on a fully disclosed basis through its clearing broker, Pershing. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption with respect to its chaperoning activities under SEC Rule 15a-6.

8. Related Party Transaction

The Company receives IT and telephone systems and support from RS Platou Markets AS which are invoiced in arrears on a monthly basis at a cost of $1,000 per month. The accounts payable and accrued expenses balance on the statement of financial condition includes a payable of $12,000 related to these services.

9. Concentration of Credit Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with Pershing. The Company's Clearing Agreement with Pershing provides that Pershing's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

9. Concentration of Credit Risk (continued)

In accordance with industry practice, Pershing records customer transactions on a settlement date basis, which is generally three business days after the trade date. Pershing is therefore exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Pershing may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Pershing is charged back to the Company.

The Company, in conjunction with Pershing, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Pershing establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

10. Income Taxes

The Company revoked its election to be taxed as an "S" Corporation for federal and New York state income tax purposes on August 15, 2011. An "S" Corporation generally pays no federal income taxes and passes through substantially all taxable items to the shareholder of the Company.

The Company operated as a "C" Corporation from August 15, 2011 to December 31, 2012 and is therefore subject to federal and state income tax. The Company recorded no current or deferred tax for the year ended December 31, 2012. The difference between the effective federal tax rate of 0% and the federal statutory rate of 35% is attributable to the establishment of a valuation allowance relating to the net operating losses and deferred tax assets associated with certain non-deductible expenses in the current period. As of December 31, 2012, the Company recorded a net deferred tax asset of zero, consisting of $1,060,509 of gross deferred tax assets, $2,015 of deferred tax liabilities, and a valuation allowance of $1,058,494. The gross deferred tax assets result primarily from federal, state and local net operating losses.

10. Income Taxes (continued)

The Company maintains a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, included scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. The valuation allowance was increased by $941,564 to a total of $1,058,494 for the year ended December 31, 2012.

At December 31, 2012, the Company did not have any unrecognized tax benefits or liabilities resulting from uncertain tax positions. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly change in the next 12 months. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by the tax authorities. There are presently no ongoing income tax examinations.

11. Subsequent Events

On January 9, 2013, the Company received FINRA approval to engage in underwriting activities on a best efforts basis, as lead, co-manager or selling group participant and related corporate advisory services. The Company evaluated all subsequent events through the date of issuance of these financial statements and determined that no other subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.